UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZOOMCAR HOLDINGS, INC.

(Name of Subject Company and Filing Person (Issuer))

Common Stock Purchase Warrants Series A Common Stock Purchase Warrants Series B Common Stock Purchase Warrants Pre-Funded Warrants to Purchase Common Stock	N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Deepankar Tiwari

Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

+91 8048821871

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Morris C. Zarif, Esq.

Zarif Law Group P.C.

808 Springwood Avenue, Suite 110

Asbury Park, NJ 07711

(732) 755-0146

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Zoomcar Holdings, Inc., a Delaware corporation (the “Company,” “Zoomcar,” “we,” “us,” or “our”). This Schedule TO relates to the offer by the Company to eligible holders of (i) the Company’s outstanding common stock purchase warrants (the “Common Warrants”), (ii) the Company’s outstanding Series A common stock purchase warrants (the “Series A Warrants”), (iii) the Company’s outstanding Series B common stock purchase warrants (the “Series B Warrants”), (iv) the Company’s outstanding pre-funded warrants to purchase shares of the Company’s common stock (the “Pre-Funded Warrants”), (v) the Company’s Bridge Placement Agent common stock purchase warrants (the “Bridge Placement Agent Warrants”) issued in connection with the Company’s private placement entered into on June 18, 2024 and consummated on June 20, 2024 , (vi) the Company’s Placement Agent common stock purchase warrants issued in connection with the Company’s private placement entered into on November 5, 2024 and consummated on November 7, 2024 (the “Placement Agent Warrants”), and (vii) the Company’s Series A Placement Agent warrants issued in connection with the same November 7, 2024 private placement (the “Series A Placement Agent Warrants,” and together with the Common Warrants, the Series A Warrants, the Series B Warrants, the Bridge Placement Agent Warrants, and the Placement Agent Warrants, the “Existing Warrants”), to exchange the Existing Warrants for shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated January 23, 2026, as it may be amended or supplemented from time to time (the “Offer to Exchange”), and the related letter(s) of transmittal and consent, notice(s) of withdrawal, and other offer materials (together with the Offer to Exchange, as amended or supplemented from time to time, the “Offer Materials”), each of which are filed as exhibits to this Schedule TO.

Under the Offer to Exchange, subject to the terms and conditions described in the Offer Materials, the Company is offering to eligible holders: (1) for each one (1) Common Warrant tendered and accepted for exchange, twenty thousand (20,000) shares of Common Stock; (2) for each one (1) Series A Warrant tendered and accepted for exchange, ten (10) shares of Common Stock; (3) for each one (1) Series B Warrant tendered and accepted for exchange, ten (10) shares of Common Stock; (4) for each one (1) Pre-Funded Warrant tendered and accepted for exchange, ten (10) shares of Common Stock; (5) for each one (1) Bridge Placement Agent Warrants tendered and accepted for exchange, ten (10) shares of Common Stock; (6) for each one (1) Placement Agent Warrant tendered and accepted for exchange, ten (10) shares of Common Stock; and (7) for each one (1) Series A Placement Agent Warrant tendered and accepted for exchange, ten (10) shares of Common Stock (each, an “Exchange Ratio,” and collectively, the “Exchange Ratios”)

Participants whose Existing Warrants are tendered and accepted for exchange will be required, as a condition to receiving shares of Common Stock in the Offer to Exchange, to execute and deliver a lock-up agreement in favor of the Company (the “Lock-Up Agreement”) pursuant to which 50% of the shares of Common Stock issued to such participant in the Offer to Exchange will be subject to transfer restrictions until the date that is twelve (12) months after the Expiration Date (as it may be extended) and the remaining 50% of such shares will be subject to transfer restrictions until the date that is eighteen (18) months after the Expiration Date (as it may be extended).

In addition, concurrently with the Offer to Exchange, the Company may solicit consents from holders of certain classes of Existing Warrants to amend the governing warrant instruments and related agreements to facilitate the Offer to Exchange and/or the post-offer treatment of any Existing Warrants that remain outstanding (the “Warrant Amendments”). The Series A Warrants and Series B Warrants may be amended as a class with the consent of holders of a majority in interest of such warrant. The scope, terms, and applicable approval thresholds for any Warrant Amendments will be described in the Offer Materials.

The Company intends to issue the shares of Common Stock offered in the Offer to Exchange in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), and the Company is not filing a registration statement on Form S-4 or otherwise registering the issuance of such shares in connection with the Offer to Exchange. The Offer to Exchange is conditioned upon, among other things, the adoption by the Company’s stockholders of an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock (the “Authorized Share Increase”) and the filing and effectiveness of such amendment with the Secretary of State of the State of Delaware. The Company expects to seek such stockholder approval in connection with the Company’s annual meeting of stockholders and related proxy solicitation.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Offer Materials is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except to the extent that information is specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth under the heading “Summary” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is Zoomcar Holdings, Inc., a Delaware corporation. Its principal executive offices are located at Anjaneya Techno Park, No.147, 1st Floor, Kodihalli, Bangalore, India 560008. The Company’s telephone number is +91 8048821871.

(b) Securities. The subject securities of this Offer to Exchange are the Existing Warrants described above. There is no trading market for the Existing Warrants. The Existing Warrants were privately issued and are not deposited with The Depository Trust Company. As of January 22, 2026, there were an aggregate of 19,369 Common Warrants, 3,312,437 Series A Warrants, 781,122 Series B Warrants, 5,306,013 Pre-Funded Warrants, 5,297 Bridge Placement Agent Warrants, 53,447 Placement Agent Warrants, and 106,893 Series A Placement Agent Warrants, outstanding and eligible to participate in the Offer to Exchange. Assuming all eligible Existing Warrants are tendered and accepted for exchange, the Company would issue an aggregate of up to 483,032,089 shares of Common Stock. The number of shares of Common Stock issuable in the Offer to Exchange is subject to the Company having a sufficient number of authorized and unissued shares of Common Stock available for issuance, including as a result of the Authorized Share Increase.

(c) Trading Market and Price. The Common Stock is quoted/traded on the OTCQB under the symbol “ZCAR” The information set forth in the Offer to Exchange under “Price Range of Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is Anjaneya Techno Park, No.147, 1st Floor Kodihalli, Bangalore, India 560008 and the business telephone number for each such person is +91 8048821871 .

Name	Position
Uri Levine	Director
Mohan Ananda	Director
Evelyn D’An	Director
Swatick Majumdar	Director
John Clarke	Director
Deepankar Tiwari	Chief Executive Officer
Sachin Gupta	Chief Financial Officer
Shachi Singh	Chief Legal Officer & General Counsel

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Exchange is incorporated herein by reference. As a condition to the issuance of shares of Common Stock in the Offer to Exchange, each eligible holder whose Existing Warrants are tendered and accepted for exchange will be required to execute and deliver a Lock-Up Agreement pursuant to which: (i) 50% of the shares of Common Stock issued to such holder in the Offer to Exchange will not be sold, transferred, pledged, hedged, or otherwise disposed of until the date that is twelve (12) months after the Expiration Date (as it may be extended), and (ii) the remaining 50% of such shares will not be sold, transferred, pledged, hedged, or otherwise disposed of until the date that is eighteen (18) months after the Expiration Date (as it may be extended), in each case subject to customary exceptions set forth in the Lock-Up Agreement. The Company expects that shares issued in the Offer to Exchange will bear an appropriate restrictive legend reflecting the Lock-Up Agreement and the Company may provide stop-transfer instructions to its transfer agent to enforce such restrictions.

The Offer to Exchange will commence on January 23, 2026 and will expire at 5:00 p.m., Eastern Time, on March 31, 2026, unless extended by the Company (the “Expiration Date”). Eligible holders may withdraw tendered Existing Warrants at any time prior to the Expiration Date, and as otherwise permitted under applicable law, as described in the Offer Materials. The Offer to Exchange is subject to the satisfaction (or, where applicable, waiver) of the conditions described in the Offer Materials, including the Authorized Share Increase. The Company will not accept for exchange, or issue any shares of Common Stock in exchange for, any Existing Warrants tendered pursuant to the Offer to Exchange unless and until the Authorized Share Increase has been approved by the Company’s stockholders and has become effective.

The Company reserves the right, subject to applicable law, to extend the Offer to Exchange, to amend the terms of the Offer to Exchange, or to terminate the Offer to Exchange, as described in the Offer Materials.

(b) Purchases. The information set forth in the Offer to Exchange under the section titled “Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the section titled “Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Exchange under the section titled “Background and Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. To the extent the Company acquires Existing Warrants in the Offer to Exchange, the Company expects to cancel and retire such Existing Warrants.

(c) Plans. Except as described in the Offer Materials, including with respect to the Authorized Share Increase and the related stockholder meeting and proxy solicitation, neither the Company nor, to the Company’s knowledge, any of its directors or executive officers has any plans, proposals, or negotiations that relate to or would result in any of the transactions described in Items 1006(c)(1)-(10) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. No funds will be paid by the Company to holders tendering Existing Warrants in connection with the Offer to Exchange. The consideration for the Offer to Exchange consists solely of shares of Common Stock. The Company will use cash on hand to pay the fees and expenses incurred in connection with the Offer to Exchange.

(b) Conditions. Not applicable because there is no financing condition.

(c) Borrowed Funds. Not applicable because no funds are being borrowed for the Offer to Exchange.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Exchange under the section titled “Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities Transactions. Except as disclosed in the Offer Materials, neither the Company nor, to the Company’s knowledge, any of its directors, executive officers, or affiliates has engaged in any transactions in the Existing Warrants during the past sixty (60) days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The Company has not retained any dealer manager or solicitation agent for the Offer to Exchange. The Company may retain an information agent and/or exchange agent to assist with the administration of the Offer to Exchange, as described in the Offer Materials. The Company’s directors and executive officers are not making any recommendation as to whether holders should tender Existing Warrants.

Item 10. Financial Statements.

(a) Financial Information. The Company’s financial statements and other financial information are incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended 31 March 2025 filed with the SEC on 30 June 2025, the Company’s Quarterly Reports on Form 10-Q for the quarters ended 30 June 2025 filed with the SEC on 14 August 2025, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended 30 September 2025 field with the SEC on 14 November 2025, and any other reports filed with the SEC and incorporated by reference in the Offer Materials.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) Except as set forth in the Offer Materials, there are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer to Exchange.

(2) In addition to the requirements of applicable U.S. federal and state securities laws and the rules and regulations of the SEC, the Company expects to seek stockholder approval of the Authorized Share Increase at the annual meeting of stockholders to be held on or prior to the Expiration Date. The Company expects to file with the SEC a preliminary proxy statement and a definitive proxy statement in connection with such meeting. The Offer to Exchange will not be consummated unless and until the Authorized Share Increase has been approved and has become effective.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Other Material Information. The information set forth in the Offer Materials is incorporated herein by reference.

Item 12. Exhibits.

The following exhibits are filed as a part of this Schedule TO:

Exhibit	Description
(a)(1)(A)**	Offer to Exchange.
(a)(1)(B)**	Form of Letter of Transmittal and Consent (Common Warrants).
(a)(1)(C)**	Form of Letter of Transmittal and Consent (Series A Warrants).
(a)(1)(D)**	Form of Letter of Transmittal and Consent (Series B Warrants).
(a)(1)(E)**	Form of Letter of Transmittal and Consent (Pre-Funded Warrants).
(a)(1)(F)**	Form of Letter of Transmittal and Consent (Bridge Placement Agent Warrants).
(a)(1)(G)**	Form of Letter of Transmittal and Consent (Placement Agent Warrants).
(a)(1)(H)**	Form of Letter of Transmittal and Consent (Series A Placement Agent Warrants).
(a)(1)(I)*	Form of Notice of Withdrawal.
(a)(1)(J)*	Form of Letter to Warrant Holders .
(a)(1)(K)**	Press Release announcing commencement of the Offer to Exchange.
(a)(1)(L)*	Form of Warrant Amendment(s) (if applicable) .
(a)(1)(M)*	Form of Lock-Up Agreement
(d)(1)(A)	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on December 26, 2024).
(d)(1)(B)	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on April 4, 2025).
(d)(1)(C)	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on April 4, 2025).
(d)(1)(D)	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on June 18, 2025).
(d)(1)(E)	Form of Bridge Placement Agent Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on June 21, 2024).
D(1)(F)	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on June 21, 2024).
D(1)(G)	Form of Series A Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Zoomcar Holdings, Inc. with the SEC on November 8, 2024).
(a)(5)(A)	Part II, Item 8 of the Annual Report on Form 10-K for the year ended March 31, 2025, filed with the SEC on June 30, 2025 and incorporated herein by reference.
(a)(5)(B)	Part I, Item I of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, filed with the SEC on August 14, 2025 and incorporated herein by reference.
107**	Fee Table

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZOOMCAR HOLDINGS, INC.

Date: January 23, 2026

By:	/s/ Deepankar Tiwari
Name:	Deepankar Tiwari
Title:	Chief Executive Officer